Exhibit 99.1

NEWS RELEASE

 NORTH AMERICAN ENERGY PARTNERS TO RESUME OVERBURDEN REMOVAL OPERATIONS AT CANADIAN NATURAL

Calgary, Alberta, December 22, 2011 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX/NYSE: NOA) today announced it will resume overburden operations at Canadian Natural Resources Limited’s (“Canadian Natural”) Horizon Mine on January 2, 2012 under the terms of a recently signed Memorandum of Understanding (the “MOU”) between NAEP’s wholly-owned subsidiary North American Construction Group Inc. (“NACG”) and Canadian Natural.

While a final resolution on the long-term overburden removal and mining services contract with Canadian Natural is still being negotiated, the MOU establishes a framework for a contractual path going forward and provides both the parameters and a process for reaching final agreement by the end of February.  The terms of the MOU also enable NAEP to earn profitable revenue on work carried out at the site from January 2, 2012.

“This is a positive development in our negotiations and we look forward to being back on site in January,” said Rod Ruston, President and CEO of NAEP.  “The negotiating teams from both our companies have worked diligently through some complex issues to come to a resolution that accommodates the needs of both Canadian Natural and NAEP”.

About the Company
North American Energy Partners Inc. (www.naepi.ca) is one of the largest providers of heavy construction, mining, piling and pipeline services in western Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands.  The Company maintains one of the largest independently owned equipment fleets in the region.

Forward Looking Statements
The information provided in this release contains forward-looking statements. An example of such forward-looking information is the reaching of a final agreement by the end of February, 2012.  There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. Each of the forward-looking statements in this news release is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect. The material

NEWS RELEASE

factors or assumptions used to develop the above forward-looking statements and the risks and uncertainties that could cause actual results to differ materially from the information presented in the above relate to the ability of NAEP to successfully negotiate a final resolution to the existing contractual dispute with CNRL and implement the terms of the memorandum of understanding and also include those that are discussed in NAEP’s Management Discussion & Analysis for the three months ended September 30, 2011. While management anticipates that subsequent events and developments may cause its views to change, the Company does not intend to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents management’s views as of the date of this document and such information should not be relied upon as representing their views as of any date subsequent to the date of this document.

For more complete information about us you should read our disclosure documents that we have filed with the SEC and the CSA. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.

For further information, please contact:

Kevin Rowand
Director, Investor Relations & Strategic Planning
North American Energy Partners Inc.
Office: (780) 969-5288
Cell: (780) 721-8783
Email: krowand@nacg.ca